November 30, 2009
Kyle Moffatt
Accounting Branch Chief
Securities and Exchange Commission
Washington D.C. 20549
Dear Kyle,
The company is in receipt of your letter dated November 20, 2009 regarding your review of PCTEL’s Form 10-K for the fiscal year ended December 31, 2008 filed on March 21, 2008, and Definitive Proxy Statement on Schedule 14A filed on April 28, 2009. You have requested our response by December 7, 2009 (i.e. 10 business days).
Due to work load constraints, I am requesting an extension to file the company’s response by close of business December 21, 2009 (i.e. 10 additional business days).
Regards,

/s/ John W. Schoen John W. Schoen
Chief Financial Officer
471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2001 / www.pctel.com
PCTEL Inc. © 2005